Exhibit 99.104

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

WonderFi Technologies Inc. (the “Company” or “WonderFi”)

Suite 250, 780 Beatty Street

Vancouver, BC V6B 2M1

Item 2:	Date of Material Change

March 25, 2022

Item 3:	News Release

News releases with respect to the material change referred to in this report were disseminated by the Company on January 4, 2022, March 16, 2022, March 25, 2022, and March 29, 2022 through the facilities of NewsFile Corp. and subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On March 25, 2022, the Company announced that it had closed the previously announced acquisition (the “Acquisition”) of First Ledger Corp. (“FLC”), the parent company of Bitbuy Technologies Inc. (“Bitbuy”).

On March 29, 2022, WonderFi also announced the appointment of Ameer Rosic to its Board of Directors, effective March 24, 2022.

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

On March 25, 2022, the Company announced that it had closed the previously announced Acquisition.

Under the terms of the definitive agreement with respect to the Acquisition, the consideration to former FLC shareholders consisted of 70 million newly issued common shares of WonderFi, $20 million in upfront cash and $30 million in deferred cash via a vendor-takeback note due in 12 months, which is subject to a working capital adjustment. A portion of the deferred cash was included in the upfront cash payment pursuant to the terms of the definitive agreement with respect to the Acquisition.

On March 29, 2022, WonderFi also announced the appointment of Ameer Rosic to its Board of Directors, effective March 24, 2022.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Ben Samaroo, Chief Executive Officer,

WonderFi Technologies Inc.

Telephone: (778) 843-9637

Item 9:	Date of Report

April 1, 2022

Caution Regarding Forward-Looking Information and Statements:

This material change report includes certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward- looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words, and includes statements with respect to any adjustment of the debt consideration under the Acquisition.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this material change report, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the inability of the Company to obtain the necessary regulatory approvals for the Acquisition, the inability of the Company to work effectively with strategic investors; and material adverse changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this material change report are made as of the date of this material change report, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

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